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                            For Immediate Release



page 1 of 2	                                              Becoming the Beast

                                                           	18 August, 1995

          Rhone-Poulenc Rorer announces cash offer for Fisons

Rhone-Poulenc Rorer Inc. ("RPR") (NYSE: RPR) today announced a cash offer of 240 pence per share for Fisons plc. The offer, which values Fisons at 1.7 billion Pounds Sterling (US$ 2.6 billion), represents a premium of 24 per cent. above the closing market price on 17 August, 1995 on the London Stock Exchange.

Commenting on the offer, Michel de Rosen, President and Chief Executive Officer of Rhone-Poulenc Rorer said:

"The combination of Fisons' pharmaceutical business with RPR would create the fourth largest company worldwide in asthma/allergy medicine which is one of our selected therapeutic fields. RPR already has an established presence and a promising pipeline of innovative products in the US$ 9.3 billion asthma/ allergy sector which is growing faster than the overall pharmaceutical market.

The combination of RPR and Fisons would benefit shareholders of both companies. We believe that the offer represents a significant opportunity for Fisons shareholders to realise full value today for their investment in a company with a very uncertain future. Fisons' strategy as an independent marketing entity with no research capability will not produce sustainable growth. For RPR shareholders the combination would increase our competitive mass through a more comprehensive product portfolio in asthma/allergy an improved geographic presence. The acquisition is expected to add to RPR's earnings by 1997. We have already had a number of meetings with Fisons and we will continue to seek a recommendation from their board."

Fisons, headquartered in the United Kingdom, reported 1994 revenues of 1.3 billion Pounds Sterling (US$ 1.9 billion), and profits before taxation and exceptional items of 54.2 million Pounds Sterling (US$ 82.9 million). Pharmaceutical sales represented 476 million Pounds Sterling (US$ 730 million) of total 1994 sales. In early 1995, Fisons announced its decision to divest its remaining non-pharmaceutical operations.

Asthma/allergy products (334 million Pounds Sterling/US$ 511 million) represent the major part of Fisons' pharmaceutical sales, with established but mature positions in the United States, Europe and Japan. The company has also developed innovative inhalation delivery technologies.


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In 1995, the company divested the major part of its research operations for
202 million Pounds Sterling while retaining its development capacity in the respiratory area. RPR believes this divestment significantly weakened Fisons' ability to survive as an independent entity in the current pharmaceutical environment.

RPR is a global pharmaceutical company dedicated to research, development, manufacturing and commercialization of ethical pharmaceutical products. For the year ended 31 December, 1994, the company reported revenues of US$ 4.5 billion and invested over US$ 600 million in R&D.

In the field of respiratory diseases, RPR reported US$ 433 million sales in 1994, and through its anti-inflammatory products, Azmacort and Nasacort, has a strong and fast-growing position in the US market. A new anti-allergy compound, Kestine, is in registration in Europe and in Phase III trials in the United States. Two other asthma products, a PDE IV inhibitor and an airway selective steroid, are under development.

"The acquisition of Fisons would provide RPR with a strong global position for the further development of its asthma/allergy business" said Michel de Rosen. "The combined businesses would have:

 -  a more comprehensive range of complementary products
 -  a strong position in major geographic areas
 - innovative inhalation delivery technologies reinforcing the potential of our current and future products
 - a strong R&D capacity well adapted to the future needs of the asthma/ allergy sector".


   Press inquiries:	    Lucas van Praag	          Tel  +44 - (171) 404 5959
                       	Guy Esnouf	               Tel  +44 - (171) 404 5959

   Analyst inquiries:	  Arvind Sood	              Tel  +1  - (610) 454 3851


The offer is not being made directly or indirectly in the United States, Canada, Australia or Japan and, as a consequence, no offer document will be sent or distributed in or into these countries.